SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  October, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS ON AER LINGUS TO END FREE FLIGHTS FOR FORMER DIRECTORS AND OTHERS TO REDUCE COSTS

Ryanair, the world's favourite airline today (6 Oct 09) wrote to Aer Lingus Chairman, Colm Barrington to request a full list of all those (non current employees and Board members) who are entitled to free flights on Aer Lingus.  Ryanair, in common with many other shareholders believes that these free flight deals for former Directors (like Sean Fitzpatrick) and others are inappropriate and unjustifiable at a time when Aer Lingus is losing over €100m per year and considering "amputation, not cosmetic cuts".

Ryanair has asked Mr Barrington to confirm what other categories/groups/persons are entitled to free flights on Aer Lingus and specifically whether any of the following groups are entitled to free flights on Aer Lingus:

1.	Former Board members, advisors and employees of Aer Lingus

2.	Current or former employees/Directors of the DAA or other Irish Semi State companies.

3.	Current or former Taoisigh, Government Ministers, or politicians.

4.	Current or former Civil Servants.

5.	Current or former Trade Union officials.

6.	Current or former Journalists.

Ryanair has called on Aer Lingus to publish the details of those categories or groups of non employees who have an entitlement to free flights on Aer Lingus and to explain why this entitlement exists.
Ryanairis calling on the Board of Aer Lingus to immediately end these free flight schemes which are an unjustified cost and waste at a time when Aer Lingus is losing money and considering substantial job cuts.

Ryanair's Stephen McNamara said:

"It is entirely wrong for Aer Lingus to be giving free flights entitlements to former Board Directors, including political appointees and possibly others at a time when the airline is losing money, is considering widespread job and pay cuts and is running down its cash balances at an alarming rate.

"Ryanair like all other Aer Lingus shareholders is concerned to ensure that the Board of Aer Lingus tackles its bloated cost base, and eliminates unnecessary cost and waste such as free flights for non employees such as Mr Fitzpatrick and any other political appointees to the Board of Aer Lingus at a time when the airline is losing money and cutting jobs."

For further information

please contact:

Stephen McNamara          Pauline McAlester

Ryanair Ltd                       Murray Consultants

Tel: +353-1-8121212         Tel. +353-1-4980300

Ab/MOL/10012

5th October, 2009

Mr Colm Barrington
Chairman
Aer Lingus plc
Head Office
Dublin Airport
Co Dublin

Dear Colm,

Like all other Aer Lingus shareholders, Ryanair is deeply disturbed to read about the ridiculous free flights entitlements which Aer Lingus allocates to former Board Directors and possibly others. While there may be some justification for offering serving Directors free air travel during their tenure on the Board, there is no justification for a loss making airline to extend this privilege (and substantial cost) to people who have retired/resigned and are no longer making any contribution to the company.

This waste is remarkable, at a time when Aer Lingus claims to be considering "amputation rather than cosmetic cuts" and will shortly announce hundreds of job losses. Why has the Board of Aer Lingus not eliminated these free flight entitlements to anyone other than current employees and Board members. Free flight concessions should be one of the first areas of cost that your Board should tackle, particularly as you continue to preside over record losses at Aer Lingus.

Please provide us with a list of all persons, groups and organisations (who are not fulltime employees or Board members of Aer Lingus) who are currently entitled to free and/or discounted flights on Aer Lingus services from 1 Jan 2008 to date.

More particularly please confirm whether any members of the following groups qualify for free or discounted Aer Lingus flights and the cost of all of these flights in 2008? Please explain why these entitlements have not been withdrawn by the Board as a cost saving and loss reduction measure;

1.	Former Board members, advisors, employees.

2.	Current or former employees or directors of the DAA and any other State companies.

3.	Current or former politicians including former Ministers and former Taoisigh.

4.	Current or former Civil Servants.

5.	Current or former Trade Union officials.

6.	Current or former Journalists.

We look forward to receiving this information as a matter of urgency. It is particularly important to shareholders, given the scale of Aer Lingus' continuing losses that you publish details of all such unnecessary free and/or discounted flight deals and that the Board puts an end to these useless and unnecessary privileges in order to reduce costs and reduce Aer Lingus' losses.

Yours sincerely

Michael O'Leary

Chief Executive

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 06 October, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary